FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2004

                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                       GRANITE MORTGAGES 04-1 PLC


                                       By: L.D.C. Securitisation Director
                                           No. 1 Limited


                                       By:    /s/ Sharon Tyson
                                             ------------------------
                                       Name:   Sharon Tyson
                                       Title:  Director

Date: December 21, 2004

                                         GRANITE FINANCE FUNDING LIMITED


                                         By:        /s/  Jonathan David Rigby
                                             ----------------------------------
                                         Name:   Jonathan David Rigby
                                         Title:  Director
Date: December 21, 2004

                                         GRANITE FINANCE TRUSTEES LIMITED


                                         By:        /s/  Daniel Le Blancq
                                             ----------------------------------
                                         Name:   Daniel Le Blancq
                                         Title:  Director
Date: December 21, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 October, 2004 - 31 October, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                           256,843

Current Balance - Trust Mortgage Assets              (GBP)22,027,751,745

Current Balance - Trust Cash and other Assets        (GBP)1,110,757,290

Last Months Closing Trust Assets                     (GBP)23,030,235,806

Funding share                                        (GBP)21,184,520,647

Funding Share Percentage                                   91.56%

Seller Share*                                        (GBP)1,953,988,389

Seller Share Percentage                                     8.44%

Minimum Seller Share (Amount)*                       (GBP)1,248,893,997

Minimum Seller Share (% of Total)                           5.40%

Excess Spread last quarter annualised (% of Total)          0.29%
--------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                          Number        Principal (GBP)      Arrears (GBP)        By Principal (%)
< 1 Month                252,566        21,669,419,627            0                   98.37%

> = 1 < 3 Months          3,541           299,540,203          2,610,187              1.36%

> = 3 < 6 Months           588            47,058,703           1,192,170              0.21%

> = 6 < 9 Months           119            9,260,596             403,150               0.04%

> = 9 < 12 Months           27            2,132,482             123,591               0.01%

> = 12 Months               2              340,134              24,959                0.00%

Total                    256,843        22,027,751,745         4,354,057             100.00%
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Properties in Possession

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                          Number         Principal (GBP)         Arrears (GBP)

Total (since inception)    230             13,760,634              681,854
-------------------------------------------------------------------------------

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Properties in Possession                                              79

Number Brought Forward                                                65

Repossessed (Current Month)                                           14

Sold (since inception)                                                151

Sold (current month)                                                   0

Sale Price / Last Loan Valuation                                     1.06

Average Time from Possession to Sale (days)                           130

Average Arrears at Sale                                           (GBP)2,586

Average Principal Loss (Since inception)*                          (GBP)138

Average Principal Loss (current month)**                            (GBP)0

MIG Claims Submitted                                                   6

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                               Number        Principal (GBP)

Substituted this period                          0               (GBP)0

Substituted to date (since 26 March 2001)     478,055      (GBP)39,832,603,134
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CPR Analysis

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                                              Monthly           Annualised

Current Month CPR Rate                         4.55%              42.82%

Previous Month CPR Rate                        4.72%              44.04%
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-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                       25.00

Weighted Average Remaining Term (by value) Years                   20.25

Average Loan Size                                               (GBP)85,763

Weighted Average LTV (by value)                                    75.02%

Weighted Average Indexed LTV (by value)                            60.51%

Non Verified (by value)                                            35.51%
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Product Breakdown

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Fixed Rate (by balance)                                            49.91%

Together (by balance)                                              23.83%

Capped (by balance)                                                 0.95%

Variable (by balance)                                              22.28%

Tracker (by balance)                                                3.02%

Total                                                              100.0%
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Geographic Analysis

--------------------------------------------------------------------------------------------------
                          Number          % of Total          Value (GBP)            % of Total
East Anglia               5,133              2.00%            440,555,035             2.00%

East Midlands             18,123             7.06%           1,389,951,135            6.31%

Greater London            31,362            12.21%           4,436,389,202            20.14%

North                     29,895            11.64%           1,687,325,784            7.66%

North West                34,502            13.43%           2,354,766,662            10.69%

Scotland                  28,766            11.20%           1,810,681,193            8.22%

South East                38,180            14.87%           4,498,066,906            20.42%

South West                16,431             6.40%           1,572,781,475            7.14%

Wales                     10,519             4.10%            707,090,831             3.21%

West Midlands             16,801             6.54%           1,345,895,632            6.11%

Yorkshire                 27,131            10.56%           1,784,247,891            8.10%

Total                    256,843             100%           22,027,751,745            100%
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LTV Levels Breakdown

--------------------------------------------------------------------------------------------------
                                            Number            Value (GBP)           % of Total

0% < 25%                                     8,935            345,835,702             1.57%

> = 25% < 50%                               30,354           2,209,383,500            10.03%

> = 50% < 60%                               19,742           1,768,828,465            8.03%

> = 60% < 65%                               11,611           1,099,184,812            4.99%

> = 65% < 70%                               13,726           1,334,881,756            6.06%

> = 70% < 75%                               18,583           1,782,045,116            8.09%

> = 75% < 80%                               20,042           2,207,180,725            10.02%

> = 80% < 85%                               31,021           3,187,415,678            14.47%

> = 85% < 90%                               35,492           3,024,410,315            13.73%

> = 90% < 95%                               52,639           3,980,414,740            18.07%

> = 95% < 100%                              14,457           1,072,751,510            4.87%

> = 100%                                      241             15,419,426              0.07%

Total                                       256,843         22,027,751,745            100.0%
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Repayment Method

--------------------------------------------------------------------------------------------------
                                            Number            Value (GBP)           % of Total

Endowment                                   27,027           2,066,203,114            9.38%

Interest Only                               34,705           4,874,741,461            22.13%

Pension Policy                                613             63,880,480              0.29%

Personal Equity Plan                         1,160            88,111,007              0.40%

Repayment                                   193,338         14,934,815,683            67.80%

Total                                       256,843         22,027,751,745            100.00%
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Employment Status

--------------------------------------------------------------------------------------------------
                                            Number            Value (GBP)           % of Total

Full Time                                   225,061         18,192,720,166            82.59%

Part Time                                    3,202            191,641,440             0.87%

Retired                                       487             15,419,426              0.07%

Self Employed                               25,467           3,500,209,752            15.89%

Other                                        2,626           127,760,960              0.58%

Total                                       256,843         22,027,751,745            100.00%
--------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                              6.84%

Effective Date of Change                                  1 September 2004
------------------------------------------------------------------------------

Notes      Granite Mortgages 04-1 plc

-------------------------------------------------------------------------------------------------------------------------
                       Outstanding             Rating            Reference Rate             Margin
                                          Moodys/S&P/Fitch

Series 1

A1                     $296,000,000         P-1/A-1+/F1+             1.87%                  -0.04%

A2                     $1,185,000,000       Aaa/AAA/AAA              1.98%                   0.07%

B                      $52,000,000           Aa3/AA/AA               2.12%                   0.21%

M                      $72,000,000             A2/A/A                2.32%                   0.41%

C                      $108,000,000         Baa2/BBB/BBB             2.81%                   0.90%

Series 2

A1                     $1,185,000,000       Aaa/AAA/AAA              2.07%                   0.16%

A2                    (euro)900,000,000     Aaa/AAA/AAA              2.28%                   0.16%

B                     (euro)91,000,000       Aa3/AA/AA               2.46%                   0.34%

M                     (euro)45,000,000         A2/A/A                2.69%                   0.57%

C                     (euro)60,000,000     Baa2/BBB/BBB              3.19%                   1.07%

Series 3

A                     (GBP)600,000,000      Aaa/AAA/AAA              5.11%                   0.16%

B                     (GBP)23,000,000        Aa3/AA/AA               5.29%                   0.34%

M                     (GBP)10,000,000         A2/A/A                 5.52%                   0.57%

C                     (GBP)20,000,000      Baa2/BBB/BBB              6.02%                   1.07%
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Credit Enhancement

-------------------------------------------------------------------------------------------------------------------------
                                                                                    % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                         (GBP)194,305,490              6.50%

Class C Notes ((GBP) Equivalent)                               (GBP)120,180,421              4.02%

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                                                                                      % of Funding Share

Class B and M Notes ((GBP) Equivalent)                         (GBP)194,305,490              0.92%

Class C Notes ((GBP) Equivalent)                               (GBP)120,180,421              0.57%

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Granite Mortgages 04-1 Reserve Fund Requirement                (GBP)60,000,000               0.28%

Balance Brought Forward                                        (GBP)57,749,129               0.27%

Drawings this Period                                               (GBP)0                    0.00%

Excess Spread this Period                                       (GBP)2,401,551               0.01%

Funding Reserve Fund Top-up this Period*                        -(GBP)150,680                0.00%

Current Balance                                                 (GBP)60,000,000              0.28%
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-------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                         (GBP)21,876,149              0.10%

Funding Reserve %                                                    1.0%                     NA
-------------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.